JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

The following Management Discussion and Analysis (“MD&A”) of Journey Resources Corp. (the “Company”) is intended to supplement and complement the accompanying consolidated financial statements and notes for the nine months ended August 31, 2007. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information provided herein should be read in conjunction with the unaudited consolidated financial statements for the period ended August 31, 2007. The following discussion may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on factors and variables beyond management control.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Management has implemented some changes to their internal controls and has determined that given the constraints of their staffing levels, the underlying internal control procedures are effective.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the year covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

OVERVIEW

Journey Resources Corp. (the “Company”) is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY), and the Frankfurt Stock Exchange (Symbol: JL4).

The Company is presently in the business of acquisition and exploration of mineral properties. The Company is exploring three advanced exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. In October 2007, the Company entered into a mineral claim purchase agreement to acquire the Silver Mountain property in Lima, Peru.

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A de C.V, a beneficial holder of the Vianey Mine concession. On June 28, 2006, the Company optioned Vianey Mine property to Wits Basin Precious Minerals Inc. (“Wits Basin”). On December 18, 2006, Wits Basin earned 25% interest on the Musgrove property and a joint venture was formed (See “Mineral Properties” section). Wits Basin maintains its option to earn an additional 25% interest in the Vianey Property.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

On June 13, 2007, the Company fulfilled it obligations under an amended option agreement and acquired a 100% right, title and interest in the Musgrove Creek Gold Property, Idaho, USA (See “Mineral Properties” section).

The Company is in the process of earning its 50% lease interest into Empire Mine property. Once 50% interest is earned, a joint venture between the Company and Trio Gold Corp. will be formed.

MINERAL PROPERTIES

	November 30,	Additions	November 30,	Additions	August 31,
	2005		2006		2007
	$	$	$	$	$
Musgrove Creek Gold Project, Idaho,
USA (Note 6a)
Acquisition Costs	241,915	131,837	373,752	85,300	459,052
Exploration Expenditures:
Assay	-	48,085	48,085	-	48,085
Drilling	-	246,159	246,159	39,305	285,464
Field Supplies	-	2,663	2,663	4,876	7,539
General and Administrative	-	8,797	8,797	429	9,226
Geochemical Survey	-	91,991	91,991	7,876	99,867
Geological	-	54,529	54,529	2,965	57,494
Maintenance Fees	-	11,073	11,073	-	11,073
Staking and Recording	-	6,766	6,766	-	6,766

	241,915	601,900	843,815	140,751	984,566
Empire Mine Project
Idaho, USA (Note 6b)
Acquisition Costs	-	522,269	522,269	-	522,269
Exploration Expenditures:
Assay	-	58,391	58,391	86,155	144,546
Drilling	-	500,412	500,412	3,310	503,722
Engineering	-	34,271	34,271	47,740	82,011
Field Costs	-	167,569	167,569	6,252	173,821
General and Administrative	-	18,483	18,483	13,058	31,541
Geological	-	125,192	125,192	37,803	162,995
Staking and Recording	-	-	-	31,253	31,253

	-	1,426,587	1,426,587	225,571	1,652,158
Vianey Mine Silver Project,
Guerrero State, Mexico (Note 6c)
Acquisition Costs	592,474	30,010	622,484	125,000	747,484
Option Payments Received	-	(219,037)	(219,037)	(187,936)	(406,973)
Exploration Expenditures:
Drilling	-	225,325	225,325	108,682	334,007
Engineering	-	-	-	30,000	30,000
Field and Exploration	41,393	128,116	169,509	118,649	288,158
General and Administrative	4,000	15,279	19,279	14,927	34,206
Geological	-	52,905	52,905	55,249	108,154
Recovery from Optionee	-	(359,820)	(359,820)	(320,872)	(680,692)

	637,867	(127,222)	510,645	(56,301)	454,344

	879,782	1,901,265	2,781,047	310,021	3,091,068

Vianey Mine Concession, Mexico
The Company, through its wholly owned Mexican subsidiary, Minerales Jazz S.A. de C.V., owns a 100% interest in the Vianey Mine concession (“Vianey Property”) which is held under an exploitation concession issued May 5, 1979

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

by the government of Mexico and will expire pursuant to the laws of Mexico in 2029, unless renewed. The property consists of concessions totaling 5,022 hectares in Guerrero State, 250 kilometers south of Mexico City, Mexico. The property has a silver-lead-zinc mineralization history and includes a mine with a history of intermittent production.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin has earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares and incurring US$500,000 in exploration expenditures, and entered into a joint venture agreement with the Company. The Company, who will act as the operator, holds the remaining 75% interest under the joint venture..

Under the terms of the joint venture agreement, Wits Basin maintains its option to earn an additional 25% interest in the Vianey Property by fulfilling certain payment and expenditure requirements, including the issuance of 500,000 shares, which were issued on January 9, 2007, and incurring an additional US$500,000 exploration expenditures for funding of a Phase II drilling project on or before September 30, 2007, which date has be extended by the Company. As of August 31, 2007, Wits Basin incurred US$100,000 towards the Phase II drilling project.

In addition, the Company issued to an unrelated party 100,000 of its common shares, with a fair value of $30,000, as a finder’s fees.

In September, 2006 the Company commenced a work program on the Vianey Mine Project. A drilling contract covering 3,200 meters of HQ core drilling was awarded to CanMex Diamond Drill S.A. de C.V. of Sinaloa, Mexico. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042.1 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. Drilling failed to reach the Vianey vein target in any drill hole; thus the objective of testing mineralization below the -75 metre level was not achieved. Drilling did intercept new zones of mineralization in the rocks southwest of the Vianey vein that were not previously known. Underground sampling returned good grade values for the Vianey vein and disclosed near-ore-grade metal values in intrusive rocks at the -75 metre level. The objective of testing mineralization below the -75 metre level remains a viable objective for expanding the resource potential of the Vianey vein.

Laboratory analysis was provided by ALS Chemex, Guadalajara, Jalisco, Mexico. The design and overall management of the program is provided by the Company’s geologist Rodney Blakestad, the Qualified Person on the Vianey project.

The recommended 2007 work program includes drilling 5 holes, 220 meters each, with an inclination of -40 degrees from the 2006 drill sites is recommended, drilling from underground site, surface drilling, continuation of surface and underground mapping and sampling. In addition, permitting for surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey concession. The drill portion of the 2007 work program has been re-scheduled to commence in early 2008.

Musgrove Gold Project, USA
On September 29, 2005, the Company signed a letter of intent, and on November 30, 2005 entered into an option agreement, as amended on May 23, 2007 (the “Agreement”), with Roxgold Inc. (formerly “Wave Exploration Corp.”) to acquire all of its right, title and interest in and to certain claims known as the Musgrove Creek Gold Property (“Musgrove Property”). Under the terms of the Agreement, the Company was granted an option to earn a 100% interest in the Musgrove Property by paying a total of $200,000 (paid) in cash over a two-year period and issuing 300,000 common shares (issued).

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for 2 successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at August 31, 2007, the Company paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, paid $405,052 of acquisition costs and incurred a total of $525,514 of exploration expenditures on the property.

On June 13, 2007, the Company fulfilled its obligations under the Agreement by issuing a final 75,000 common shares to Roxgold Inc. and earning a 100% interest in the Musgrove Property.

On signing of the letter of intent, the Company paid to Wave $25,000 and issued to an unrelated party 100,000 of its common shares, with a fair value of $32,500, as a finder’s fee.

The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA. In 2006, the Company staked and recorded an additional 40 claims to the Musgrove Creek Gold Property. The previous exploration and the current resource evaluation indicate that the Musgrove deposit is open along strike in both directions and “down-the-dip”.

In May 2006, the Company commenced an exploration program which will cost approximately CND$450,000 and includes geological mapping and soil sampling of the prospective mineralized zone, trenching and approximately 10,000 feet of reverse circulation drilling. This drill program has been completed and the required reclamation has been done. Results from the 2006 drill program are expected shortly.

In September 2007, the Company re-opened approximately 4,700 feet of drill road and plans to drill 9 holes for a total of 7,500 feet. The drilling will test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004. Drilling will be accomplished by using the Company’s newly purchased, skid mounted Hydracore 2000 diamond drill. The purpose of the drill program is to assist in defining the mineralized zone(s), with the objective of increasing the mineral resource and advancing the project toward a feasibility study, and eventual production.

In addition to the drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial potential interest. To date the Company has completed approximately 2,000 feet of the 7,500 foot drill program. Core is being shipped to ALS Chemex and results are expected within 30 days.

Empire Mine Project
On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores, consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA.

Under the terms of the agreement, the Company may earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), a cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). The Company is required to incur a minimum of US$1,500,000 in exploration expenditures on the property on or before August 31, 2007, however, this date has been extended pending the outcome of the current litigation between Trio and the underlying lessor. Once all requirements are met, the Company will be deemed to have earned a 50% lease interest in and to the claims, and a joint venture between the Company and Trio will be formed.

The Company also issued to an unrelated company 200,000 of its common shares, with a fair value of $58,000, as finder’s fees.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

In June 2006, the Company commenced the exploration program which consisted of 65 infill and exploration holes as part of an on-going development drilling program. 33 holes consisting of 5 core and 28 RC have been completed in the AP pit area of the Empire Mine. 2 of the RC holes (JRC17 and 21) had no recovery and will be re-drilled in 2007. Results from 24 holes (JDD01 to JRC12, and JRC22 to JRC28) were released on August 24, 2006, November 16, 2006, January 9, 2007, and February 1, 2007 (visit the Sedar website at www.sedar.com for more details).

The primary objective of the 2006-2007 work program on the Empire Mine Project is to complete a feasibility study. An interim technical report updating the current status of the project and outlining the planned development activities for the next few years has been completed. The Company retained Anderson & Associates of Carson City, Nevadato prepare the feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare the resource calculations.

Dennis M. Anderson, P.E. and principal engineer for Anderson Resource Associates, Inc. (ARAI), a Nevada Corporation, was retained to submit this technical report on the Empire Mine, Custer County, Idaho. The objective of the report is to provide a modern resource evaluation based on historical and recent drill information, and to act as a guideline for future project development by outlining details of short-term mine development and estimating long-term costs related to mine construction, operation, and reclamation.

Michael Norred, President of Techbase International Ltd., a Colorado corporation, provided engineering computer modeling and design, including the calculation of economic pits using Techbase mining software. Mr. Norred modeled the deposit in three dimensions and estimated block grades for the four primary metals of significant value in the Empire deposit.

Phil van Angeren, P.Geol., provided technical support, geologic mapping and cross sections used as the basis for the Techbase analysis.

The Company staked a total of 9 unpatented lode claims (180 acres) and 50 contiguous unpatented millsite claims (250 acres) on the periphery of the existing claim block. Some of the millsite claims overlap the existing block.

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. As a result, the Company has not yet commenced the 2007 drill program, and an extension of the August 31, 2007 deadline to expend $1,500,000 upon the option agreement has been negotiated by the Company.

RESULTS OF OPERATIONS

Selected Annual Financial Information

	2006	2005	2004
	$	$	$
Revenues	-	-	-
Net Loss for the Year	1,460,225	849,692	45,610
Net Loss per Common Share – basic and diluted	0.08	0.06	0.01
Total Assets	3,307,454	1,205,674	859,218
Total Long Term Debt	-	-	-
Shareholders’ Equity	2,809,014	1,110,369	781,614
Working Capital (Deficiency)	(224,486)	222,712	781,614

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

Summary of Quarterly Results

	08/31/2007	05/31/2007	02/28/2007	11/30/2006	08/31/2006	05/31/2006	02/28/2006	11/30/2005
	$	$	$	$	$	$	$	$
Total Revenues	0	0	0	0	0	0	0	0
Net Loss	(197,101)	(333,951)	(325,214)	(584,441)	(274,251)	(373,558)	(227,975)	(673,735)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.01)	(0.05)

Results of operations for the nine months ended August 31, 2007 compared to the nine months ended August 31, 2006.

Loss for the third quarter of 2007 was $197,101 compared to loss of $274,251 for the third quarter of 2006. Administrative expenditures for the three month ended August 31, 2007 and 2006 are comparable and totaled $265,996 and $274,251, respectively. The expenditures varied between two years but overall effect of these variances is not material and totaled $8,255.

The major increase in expenditures was $90,420 in investor relations, due to the Company engaging investor relations firms to provide investor awareness programs and strategic marketing initiatives. Other increases were $19,767 in office expenditures and $7,658 in advertising and communications due to increased administrative activities in finalizing the acquisition of the Musgrove property and forming a joint venture with Wits Basin on the Vianey property. These increases were offset by a decrease of $86,552 in consulting fees and $12,696 in professional fees due to less project activity during the third quarter of 2007. Stock–based compensation expenses decreased by $26,349 due to less options granted in the third quarter of 2007 compare to the same period of 2006.

During the third quarter of 2007, the Company sold 500,000 (2006 – Nil) shares of Wits Basin and recorded a gain of $68,862 on the sale of marketable securities. Loss per share in the three months periods ended August 31, 2007 and 2006 was $0.01.

Results of operations for the nine months ended August 31, 2007 compared to the nine months ended August 31, 2006.

During the nine months ended August 31, 2007, the Company’s net loss totaled $856,266 compared to a net loss of $865,368 in the nine months ended August 31, 2006. During th nine month period, the Company recognized a gain of $118,928 on the sale of 600,000 shares of Wits Basin and incurred $378 interest income (2006 – $8,004).

The administrative expenditures for the nine months period ended August 31, 2007 totaled $975,572, an increase of $102,200 compared to $873,372 in the same period of 2006. This increase was a result of the Company engaging the services of investor relations firms to provide strategic marketing, corporate communications and investor relations services for Canadian and European investors. The investor relations expenses for the nine month period of 2007 increased by $309,292 and totaled $457,528, compared to $50,558 for the same period of 2006. Other major increases were in office expenses of $82,031 and rent of $17,454. These increases reflected an increase in general and administrative activities of the management, their involvement in the work towards completion of new option and joint-venture agreements and property acquisitions. The increase in rent was due to the Company entering into a lease agreement to lease office premises commencing April 1, 2006 for a two year term.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

The increase in operating expenses was partially offset by a decrease of $121,236 in the non-cash stock-based compensation expenses, which totaled $57,108 for the 400,000 stock options that vested in the nine month period of fiscal 2007 and $178,344 for 900,000 options that vested in the same period of 2006. The other decreases were in professional fees of $60,044, advertising and communication expenses of $25,262, management fees of $14,000 and travel expenses of $10,960.

The loss per share totaled $0.04 for the nine months ended August 31, 2007 and $0.05 for the same period of 2006.

MARKETABLE SECURITIES

As of August 31, 2007, the Company owns 500,000 (November 30, 2006 – 600,000) common shares of Wits Basin. These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission. The shares were recorded at their market value on the days of grant and held at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amount would be recorded in net income. At August 31, 2007, the market value of these shares was $125,000 (November 30, 2006 - $274,128 for 600,000 shares).

The Company’s "other comprehensive loss" transactions during the nine months ended August 31, 2007 was $62,937.

During the period ended August 31, 2007, the Company received 500,000 common shares of Wits Basin pursuant to the Option Agreement (Note 6a), of which 600,000 shares were sold and a gain of $118,928 was recognized on the sale of marketable securities.

LIQUIDITY

The Company’s working capital deficiency was $167,375 as at August 31, 2007, compared to $224,486 at November 30, 2006. Cash totaled $50,678 as at August 31, 2007, an increase of $20,204 from $30,474 as of November 30, 2006.

During the nine month period ended August 31, 2007, the Company received gross proceeds of $980,501 from the April 2007 financing ($63,393 in finders fees were paid in connection with this financing); $302,660 from the exercise of 643,000 share purchase warrants and 166,627 stock options of the Company; $168,000 of outstanding subscriptions receivable for the warrants exercised in fiscal 2006; $320,872 of option payments from property optionees; $337,964 from the sale of 600,000 shares of Wits Basin; and $200,000 was received as a loan towards the purchase of exploration equipment.

The cash inflows were offset by exploration expenditures totaling $666,829 in the nine months ended August 31, 2007, equipment acquisition expenses of $246,832, and cash utilized in operating activities of $404,907 (see “Results of Operations” section herein). The ability of the Company to continue as a going concern is primary dependent upon the Company obtaining proceeds raised form equity financing and its joint venture partners.

On October 15, 2007, the Company closed a non-brokered private placement of 2,287,000 units (“Units”) at a price of $0.25 per Unit for total proceeds of $571,750. Each Unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 until October 15, 2009. In connection with the private placement, $45,740 in finders’ fees were paid and 128,560 finders' share purchase warrants were issued, exercisable at a price of $0.35 until October 15, 2007. All of the securities will have a 4 month hold period expiring February 16, 2008.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

CAPITAL RESOURCES

As of August 31, 2007, the Company’s authorized shares capital consists of unlimited number of common shares without par value. As of August 31, 2007 and November 30, 2006, the Company had 28,887,187 and 24,701,130 shares issued and outstanding.

During the nine month period ended August 31, 2007, 643,000 warrants at a price of $0.38 per share were exercised for total proceeds of $244,340 and 166,627 options were exercised with the weighted average price of $0.35 for gross proceeds of $58,320. The fair value of $67,504 was recognized on these exercised options.

On April 24, 2007, the Company closed a private placement for 2,801,430 units at $0.35 per unit for total proceeds of $980,501. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional share at $0.55 per share until April 24, 2009. The Company paid finder’s fees totaling $63,393 in connection with this private placement and issued 172,114 broker’s warrants. Each broker warrant is exercisable into one common share at a price of $0.55 per share until April 24, 2009. A fair value of $20,194 was recorded in the share issue costs.

As of August 31, 2007, the Company had a total of 6,095,776 warrants outstanding with an exercise price ranging from $0.38 to $0.55 and an expiry dates from January 13, 2008 to April 24, 2009.

As of August 31, 2007, the Company had 2,533,373 options outstanding with a weighted average exercised price of $0.33 and expiry dates from May 9, 2009 to April 23, 2012. Subsequently, 200,000 stock options at a price of $0.30 and 200,000 stock options at a price of $0.35 per share were cancelled.

As at August 31, 2007, the number of shares held in escrow was 226,630 (November 30, 2006 – 248,168).

OUTSTANDING SHARE DATA

As of October 29, 2007, the Company had the following common shares, options, warrants, and agents options:

Common Shares	31,174,187
Stock Options	2,133,373
Share Purchase Warrants	7,367,836

OFF BALANCE SHEET ARRANGEMENTS

As of August 31, 2007, the company had not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	Included in due from related parties is a short term loan of $10,000 (November 30, 2006 – $Nil) advanced to a company with a director in common. Subsequently, the loan was paid in full.

b)	Included in share subscription receivable is $Nil (November 30, 2006 – $139,000) due from the President of the Company for share purchase warrants exercised.

c)

During the period ended August 31, 2007, the Company paid management fees of $63,000 (2006 – $36,000) to a company controlled by the President of the Company for management and consulting services performed. Included in prepaid expense is $3,500 (2005 – $Nil) paid to this company for management fees for the month of September 2007.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

d)

During the period ended August 31, 2007, the Company paid management fees of $Nil (2006 – $36,000) to a company controlled by a person related to the President of the Company for management and consulting services performed.

The amounts are unsecured, bear no interest and have no specified terms for repayment. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

COMMITMENTS

On April 1, 2006, the Company entered into a lease agreement with an unrelated third party to lease office premises commencing April 1, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $2,100 for an annual total of $49,116

On May 9, 2007, the Company engaged Small Cap Invest Ltd. (“SCI”), a European public relations firm for small and medium size companies to provide investor relations services to the Company in Europe. Under the terms of the agreement, the Company will pay SCI a monthly fee of $5,000 Euros plus expenses for the duration of the initial twelve-month term, and granted 250,000 stock options of the Company exercisable at $0.35 per share expiring on May 9, 2009.

On August 27, 2007, the Company entered in to a loan agreement and promissory note with 369 Terminal Holding Ltd. (the “Lender”), whereby the Lender loaned to the Company $200,000 (the “Loan”) for a period of one year in order to purchase a skid mounted Hydracore 2000 diamond drill. The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition to the repayment of the Loan by the Company, the Company will issue a bonus of up to 100,000 common shares to the Lender. 50,000 shares will be issued in January 2008 and an additional 50,000 will only be issued if the Company has not repaid the Loan prior to January 1, 2008.

CRITICAL ACCOUNTING ESTIMATES

The Company has made no assumptions about matters that are highly uncertain except for those disclosed in Note 2(k) in the financial statements, and which would have required critical accounting estimates and therefore there has been no material impact on the Company’s financial condition, changes in financial condition or results of operation.

CHANGES IN ACCOUNTING POLICY

Effective November 30, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables,

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading, financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Accounts receivable, GST receivable and subscription receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. Marketable securities are classified as available-for-sale which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amount would be recorded in net income.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and Mexican Pesos and as such is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

SUBSEQUENT EVENTS

  On October 18, 2007, the Company entered into a mineral claim purchase agreement (the "Purchase Agreement") with Marlene Ore Lamilla (the "Owner"), to acquire a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC.

  In consideration for a 100% right, title and interest in and to the property, the Company shall pay to the Owner $80,000 and issue 2,500,000 common shares on or before November 1, 2007. In addition, the Company will pay the Owner a 1% net smelter royalty in the event of commercial production of the Property. A finders' fee will also be payable in connection with the acquisition of the Property.

  On October 15, 2007, the Company closed a non-brokered private placement of 2,287,000 units (“Units”) a price of $0.25 per Unit for total proceeds of $571,750. Each Unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 until October 15, 2009.

  $45,740 in finders’ fees were paid and 128,560 in finders' share purchase warrants were issued, exercisable at a price of $0.35 until October 15, 2007. All of the securities will have a 4 month hold period expiring February 16, 2008.

RISKS AND UNCERTAINTIES

The Company’s financial success will be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

OUTLOOK

The Company currently has an interest in three advanced stage projects, the Empire Mine Project, the Musgrove Creek Project and the Vianey Mine Project.

The Company has commenced extensive drill programs on all three projects.

The Company has spent approximately $500,000 on a reverse circulation drill program totaling approximately 10,000 feet, staking additional claims and in property expenditures on the Musgrove Creek Project during 2006. A Plan of Operations has been submitted to the US Forest Service for 2007 and a 9 diamond drill holes totaling 7,500 feet is contemplated. The Company plans to spend approximately $600,000 on the Musgrove Creek Property in 2007. To date the Company has completed approximately 2,000 feet of the 7,500 foot drill program. Core is being shipped to ALS Chemex and results are expected within 30 days.

The Company plans to continue its drill program at the Empire Mine Project, consisting of 65 infill and exploration holes as part of an on-going development drilling program. To date, 33 holes consisting of 5 core and 28 RC have been completed in the AP pit area of the Empire Mine. All results from the 2006 drill program have now been received. The primary objective of the work program on the Empire Mine Project is to complete a feasibility study. The Company retained Anderson & Associates of Carson City, Nevada to prepare the feasibility study and Tech Base International Ltd. of Denver, Colorado to prepare the resource calculations. Under the option agreement, the Company is to spend US$1,500,000 on the Empire Mine Project by August 31, 2007, however, the Empire Mine Project is currently subject to legal proceedings between Trio Gold Corp. and the underlying lessor with respect to the lease interest of the mineral claims comprising the Empire Property. As a result, the Company has not yet commenced the 2007 drill program and an extension of the August 31, 2007 deadline to expend $1,500,000 under the option agreement has been negotiated by the Company. The Company staked a total of 9 unpatented lode claims (180 acres) and 50 contiguous unpatented millsite claims (250 acres) on the periphery of the existing claim block. Some of the millsite claims overlap the existing block.

The Company has also commenced a work program on the Vianey Mine Project. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042.1 meters of core drilling was accomplished in 10drill holes, plus 2 re-drilled holes. The recommended 2007 and 2008 work program includes drilling 5 holes, 220 meters each, with an inclination of -40 degrees from the 2006 drill sites is recommended, drilling from underground site, surface drilling, continuation of surface and underground mapping and sampling. In addition, permitting for surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey concession. The drill portion of the 2007 work program has been re-scheduled to commence in early 2008.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions;

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE NINE MONTHS ENDED AUGUST 31, 2007
Containing information up to and including October 29, 2007.

statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements